Austin Legal Group, APC

Lawyers 3990 Old Town Ave, Ste A-101 San Diego, CA 92110
Licensed in California & Hawaii & Arizona Telephone (619) 924-9600
Facsimile (619) 881-0045	Writer’s Email: arden@austinlegalgroup.com

July 31, 2020

Stephen Kim and Scott Anderegg

Division of Corporation Finance

Office of Trade & Services

Re:	Can B Corp.
Amendment No. 1 to Offering Statement on Form 1-A
Filed July 17, 2020
File No. 024-11233

To Whom It May Concern:

Please see below for responses to the Division’s letter dated July 28, 2020 regarding the above captioned matter. All questions have been addressed in an Amendment No. 2 to the Offering Statement on Form 1-A, filed July 31, 2020 (“Amendment”) by Can B Corp. (the “Company”), as further herein detailed.

Dilution, page 15

1. We note your response and related revisions to our comment 3. Please revise to provide the amount of dilution to investors at the various levels of funding received from the offering. Indicate the dilution to investors at the 25%, 50%, 75%, and 100% funding levels.

We have amended the Dilution section to address the dilution to investors in the event 25%, 50%, 75%, and 100% of the offered shares are sold.

We appreciate your time and attention in this matter.

Sincerely,

AUSTIN LEGAL GROUP, APC

Arden E. Anderson, Esq.